UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                Amendment No. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        CAPE COASTAL TRADING CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   139330 10 4
                                 (CUSIP NUMBER)

                        TRAE O'NEIL HIGH, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 13, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Trae  O'Neil  High
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A

--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                        [ ]

--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States

--------------------------------------------------------------------------------
                         |7|  SOLE  VOTING  POWER
NUMBER  OF                    30,000
SHARES                   -------------------------------------------------------
BENEFICIALLY             |8|  SHARED  VOTING  POWER
OWNED  BY  EACH               N/A
REPORTING                -------------------------------------------------------
PERSON  WITH     |  9  |  SOLE  DISPOSITIVE  POWER
               30,000
--------------------------------------------------------------------------------
|10|    SHARED  DISPOSITIVE  POWER
                              N/A

--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                              30,000

--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  *                N/A

--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                              1.3%

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
                              IN

--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Schedule 13D/A relates to the Common Stock of Cape Coastal Trading Corporation (the "Company"). The principal executive offices of the Company are located at 122 Ocean Park Blvd, Suite 307, Santa Monica, CA 90405.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D/A is being filed by Trae O'Neil High. Mr. High's business address is 2777 Allen Parkway, Suite 1000, Houston, Texas 77019. Mr. High, is the former Secretary and Vice President of the Company and a former director. Mr. High is currently engaged in the practice of law.

(d)-(e) During the last five years, Mr. High: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  High  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

     (a) Trae O'Neil High beneficially owns 30,000 shares of common stock, $0.001 par value, of Cape Coastal Trading Corporation. The shares of common stock beneficially owned by Mr. High constitute approximately 1.3% of the total number of shares of common stock of Cape Coastal Trading Corporation, based upon 2,300,375 shares of common stock outstanding as of January 13, 2005.

     (b) Mr. High has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. High.

     (c) On January 13, 2005, Mr. High sold 170,000 shares of the Company's common stock for $35,317.53 (or approximately $0.21 per share).

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. High.

     (e) Mr. High ceased to be the holder of more than 5% of the Company's common stock on January 13, 2005.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM  7.  Material  to  be  Filed  as  Exhibits

     10.1 (1)  Stock  Purchase  Agreement.

(1) Files as Exhibit 10.1 to the Company's Form 8-K filed on January 14, 2005, and incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2005               By:  /s/Trae  O'Neil  High
                                            -----------------------
                                               Trae  O'Neil  High